Exhibit (e)(15)

CHANGE IN CONTROL AND SEVERANCE AGREEMENT

This Change in Control and Severance Agreement (“Agreement”) is entered into as of September 28, 2012 (the “Effective Date”), by and between Ceradyne, Inc., a Delaware corporation (the “Company”) and Robert M. Miller (“Executive”)

RECITALS

A.                                   The Compensation Committee of the Board of Directors of the Company has determined that it is appropriate to reinforce and encourage the continued attention and dedication of key employees of the Company, including Executive, to their assigned duties without distraction in potentially disturbing circumstances arising from the possibility of a change in control of the Company.

B.                                     This Agreement sets forth the severance compensation which the Company agrees it will pay to Executive if Executive’s employment with the Company terminates under one of the circumstances described herein following a Change in Control of the Company (as defined in Section 3 below).

NOW, THEREFORE, the parties hereby agree as follows:

1.                                       At Will Employment.  The parties acknowledge and agree that Executive’s employment with the Company will be “at-will” employment and can be terminated at any time by either party with or without cause or advance notice. However, as described in this Agreement, Executive may be entitled to severance benefits depending on the circumstances of Executive’s termination of employment with the Company.  If at any time during the term of this Agreement the Executive is employed by any subsidiary of the Company, this Agreement will apply to Executive as if he or she were employed directly by the Company, and, to that end, the Company shall pay or shall cause such subsidiary to pay any amounts that become due and payable to Executive pursuant to this Agreement.

2.                                       Term of Agreement.  The term of this Agreement shall commence on the Effective Date and, subject to earlier termination pursuant to any of Sections 4.2, 4.3 or 4.4 hereof, shall end 36 months following the date on which notice of non-renewal or termination of this Agreement is given either by the Company or by Executive to the other.  Thus, this Agreement shall be renewable automatically on a daily basis so that the remaining term is always 36 months following any effective notice of non-renewal or of termination given by the Company or Executive, other than in the event of a termination pursuant to any of Sections 4.2, 4.3 or 4.4 hereof.

3.                                       Change in Control.  For purposes of this Agreement, a “Change in Control” of the Company shall be deemed to have occurred if:

3.1                                 there shall be consummated:

(a)                                  any merger, consolidation or similar transaction involving the Company (a “Transaction”); provided, however, any such Transaction shall not constitute a Change in Control if the holders of the outstanding voting securities of the Company immediately prior to such Transaction hold, in the aggregate, securities possessing more than fifty percent (50%) of the total combined voting power of all outstanding voting securities of the surviving entity (or the parent of the surviving entity) immediately after such Transaction; or

(b)                                 any sale, transfer or other disposition (in one transaction or a series of related transactions during the twelve (12) month period ending on the date of the most recent transaction) of all or substantially all of the assets of the Company; provided, however, that such sale, transfer or other disposition shall not constitute a Change in Control if the holders of the outstanding voting securities of the Company immediately prior to such transaction(s) receive as a distribution with respect to securities of the Company, in the aggregate, securities possessing more than fifty percent (50%) of the total combined voting power of all outstanding voting securities of the acquiring entity immediately after such transaction(s).  In addition, a transfer of assets by the Company shall not constitute a Change in Control if the assets are transferred to (i) a shareholder of the Company in exchange for or with respect to the shareholder’s securities of the Company; (ii) an entity, at least fifty percent (50%) or more of the total value or total voting power of which is owned, directly or indirectly, by the Company; (iii) a person (or persons acting as a group) that owns, directly or indirectly, at least fifty percent (50%) or more of the total value or total voting power of all the outstanding securities of the Company; (iv) an entity, at least fifty percent (50%) of the total value or total voting power of which is owned, directly or indirectly, by a person described in subsection (iii) of this paragraph.  For purposes of this paragraph, “substantially all” shall mean assets of the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to the applicable transaction(s); or

3.2                                 any person (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), acquires, directly or indirectly, beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of all outstanding securities of the Company; or

3.3                                 at any time during any period of 12 consecutive months during the term of this Agreement, individuals who at the beginning of the 12-month period constituted the entire Board of Directors of the Company do not for any reason constitute a majority of the Board of Directors, unless the election, or the nomination for election by the Company’s stockholders, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the period (but not including any new director whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors of the Company).

4.                                       Triggering Events.

4.1                                 Termination Following Change in Control.  Executive shall become entitled to receive the severance compensation provided for in Section 5.1 hereof if, and only if, a Change in Control of the Company occurs while Executive is an employee of the Company (or any subsidiary of the Company) and there occurs, as a result of or within the 24 months following the Change in Control, a termination of the Executive’s employment either:

(a)                                  by the Company for any reason other than (i) Cause (as defined in Section 4.4 below), (ii) Executive’s Disability (as defined in Section 4.2 below); or (iii) due to Executive’s death; or

(b)                                 by Executive for Good Reason (as defined in Section 4.5 below).

4.2                                 Disability; Death.  If, as a result of the Executive’s incapacity due to physical or mental illness, the Executive is absent from or unable to perform the essential duties of his or her position with the Company, with or without reasonable accommodation, for a period exceeding 180 consecutive days or for periods aggregating 180 days during any period of 12 consecutive months, the Company may elect to terminate Executive’s employment and this Agreement for “Disability” by written notice to Executive; provided, however, that any such termination shall be effective only at the end of 30 days following the delivery of such notice and only if Executive fails to return to the full-time performance of his or her duties by the end of such 30-day notice period.  Executive’s employment and this Agreement also shall terminate immediately in the event of the death of Executive occurring at any time during the term hereof.  Executive shall not be entitled to any compensation under this Agreement by reason of the termination of his or her employment and/or the termination of this Agreement due to his or her Disability or death, even if such termination occurs subsequent to the consummation or occurrence of a Change in Control.

4.3                                 Resignation Without Good Reason.  This Agreement shall terminate automatically upon Executive’s resignation from employment for any reason other than Good Reason (as hereinafter defined), in which case Executive shall have no right to receive any compensation under this Agreement, even if such resignation occurs subsequent to the consummation or occurrence of a Change in Control.

4.4                                 Termination for Cause.  The Company may terminate Executive’s Employment for Cause (as hereinafter defined) in which event the Company shall have no obligation to pay, and the Executive shall have no right to receive, any compensation under this Agreement by reason of any such termination for Cause, even if such termination occurs following a Change in Control.  The term “Cause” for purposes of this Agreement shall mean:

(a)                                  Executive’s willful or continued failure or refusal to substantially perform the usual and customary duties of his or her employment with the Company or any of its subsidiaries (other than as a result of total or partial incapacity due to physical or mental illness) in a manner consistent with Executive’s performance during the 12 months prior to such Change in Control, and such failure has not been remedied by Executive within 30 days after Executive has received written demand of performance from the Board of Directors which specifically sets forth the factual basis for the Company’s belief that Executive has not substantially performed his or her duties; or

(b)                                 Conduct by Executive that materially discredits the Company or any of its subsidiaries or is materially detrimental to the reputation, character and standing of the Company or any of its subsidiaries; or

(c)                                  The commission of an action by Executive which results in the incurrence by the Company or any of its subsidiaries of any criminal liability or any material civil liability; or

(d)                                 Executive’s material breach of his or her duties under any proprietary information, confidentiality, invention transfer or similar agreement entered into by Executive with the Company or any of its subsidiaries; or

(e)                                  Executive’s conviction of, written confession to, or plea of guilty or nolo contendere with respect to a felony or any crime involving fraud, theft, embezzlement, dishonesty or moral turpitude.

Notwithstanding the foregoing, the Executive shall not be deemed, for purposes of this Agreement, to have been terminated for Cause unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than two-thirds of the entire membership of the Company’s Board of Directors at a meeting of the Board called and held for that purpose (after reasonable notice to the Executive and an opportunity for the Executive to be heard before the Board with his or her personal legal counsel), finding that, in the good faith opinion of the Board, the Executive has engaged in the type of conduct set forth in clauses (a), (b), (c), (d) or (e) of this Section 3.4 and specifying the particulars thereof in reasonable detail.

4.5                                 Good Reason.  If, prior to the termination of this Agreement: (i) a Change in Control occurs, and (ii) either as a result of or within 24 months following the consummation of the Change in Control any of the events or circumstances described below in this Section 4.5 occurs, and (iii) Executive terminates his or her employment in the manner and within the applicable time period set forth below, Executive shall become entitled to receive the severance compensation set forth in Section 5.1 of this Agreement.  Any such termination shall constitute a termination for “Good Reason.”  For purposes of this Agreement, “Good Reason” means the occurrence of one or more of the following events (without Executive’s express written consent) which is not cured by the Company within the cure period discussed below:

(a)                                  A reduction of Executive’s duties or responsibilities, the assignment to Executive of any new duties, or the removal of Executive from any of his or her positions, either of which must constitute a material diminution of Executive’s authority, duties, or responsibilities with the Company or any of its subsidiaries from those in effect immediately prior to the Change in Control, unless Executive is provided with a comparable position with the parent company or the combined entity; or

(b)                                 A material reduction in Executive’s base salary as in effect prior to the Change in Control; provided that a reduction of Executive’s base salary by 10% or more will be considered material, and a reduction of less than 10% may be material based on the facts and circumstances relating to the reduction; or

(c)                                  The Company fails to continue in effect for Executive any health, disability, or life insurance plan or program generally available to management employees of the Company in which Executive is participating at the time of a Change in Control of the Company, unless replaced by any other plan providing Executive with substantially similar benefits (hereinafter referred to as “Benefit Plans”), or the Company takes any action which would adversely affect Executive’s participation in or materially reduce Executive’s benefits under any such Benefit Plan or deprive the Executive of any material fringe benefit enjoyed by Executive at the time of a Change in Control of the Company which adversely affects Executive in a manner materially different from other management employees of the Company; or

(d)                                 The Company fails to continue in effect any incentive compensation plan or arrangement (including, without limitation, cash bonus plans and similar incentive compensation benefits) in which Executive is participating at the time of a Change in Control of the Company, unless replaced by other plans or arrangements providing Executive with substantially similar benefits (hereinafter referred to as “Incentive Plan”), or the Company takes any action which would adversely affect Executive’s participation in any such Incentive Plan or reduce the Executive’s potential benefits under any such Incentive Plan, expressed as a percentage of his or her base salary, by more than 10 percentage points in any fiscal year as compared to the immediately preceding fiscal year; or

(e)                                  A material change in the geographic location of Executive’s principal place of work for the Company; provided, however, that a relocation of more than 20 miles from the location at which Executive performed his or her duties at the time of the Change in Control of the Company will be considered a material change in geographic location and a relocation of less than 20 miles may be material based on the facts and circumstances, and required travel by Executive for Company business to an extent substantially more than Executive’s business travel obligations during the 12 months immediately preceding the Change in Control of the Company will be considered a material change in geographic location; or

(f)                                    Any material breach by the Company of any provision of this Agreement which it fails to cure within 30 days of written notice thereof from Executive.

To constitute Good Reason, the event constituting Good Reason must have occurred as a result of or within 24 months following the consummation or occurrence of the Change in Control, the Executive must give written notice to the Company of the acts or omissions constituting the grounds for Good Reason no later than 90 days after the initial existence of the grounds for Good Reason, and the Company shall have failed to cure such event or events within 30 days after receipt of such notice. If the Company fails to cure such event or events within such 30-day period, Executive may thereafter terminate his or her employment for Good Reason at any time within 30 days after the expiration of such cure period by giving written notice to the Company.  Executive shall thereupon become entitled to receive the severance compensation and benefits set forth in Section 5.1 hereof.

4.6                                 Notice of Termination.  Any termination by the Company of Executive’s employment due to Executive’s Disability pursuant to Section 4.2 hereof or for Cause pursuant to Section 4.4 hereof, shall be communicated to Executive by a Notice of Termination.  For purposes of this Agreement, a “Notice of Termination” shall mean a written notice which indicates those specific termination provisions in this Agreement relied upon and which sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provisions so indicated.  For purposes of this Agreement, no such purported termination by the Company shall be effective without such Notice of Termination.

5.                                       Severance Compensation Payable Pursuant to this Agreement.

5.1                                 Severance Compensation Payable Upon Termination of Employment Without Cause or for Good Reason Following a Change in Control.  If, within 24 months following a Change in Control, the Company terminates Executive’s employment for any reason other than Cause, Disability or death, or if Executive terminates his or her employment for Good Reason pursuant to Section 4.5, then, subject to Section 5.2 (Section 280G Limitation on Payments), Section 6 (Release of Claims) and Section 8 (Section 409A) below, Executive will receive the following severance compensation from the Company:

(a)                                  Severance Payment.  Executive will receive a lump sum payment in an amount equal to the Executive’s highest annual base salary in effect during the 12-month period immediately preceding the date of termination of employment.  Such amount shall be paid in full on the first regular payroll date that occurs on or after the date that is 60 days after the date of termination of employment.  Such amount will be subject to payroll withholdings required by applicable federal, state or local laws, and shall be payable to Executive net of such withholdings.

(b)                                 Continuation of Benefits.  The Company will pay the premiums to continue coverage for Executive and Executive’s eligible spouse and dependents under the Company’s group medical, dental, and vision plans, provided Executive makes a timely election pursuant to

COBRA to continue such coverage beyond the date of termination of Executive’s employment,  until the first to occur of (1) the 12-month anniversary of the date of Executive’s termination of employment, or (2) the date upon which Executive becomes covered under similar plans, subject to the terms and conditions of participation as provided under the general terms and provisions of such Benefit Plans, or, in the alternate, the Company will arrange to provide Executive with continued benefits substantially similar to those which the Executive would have been entitled to receive under such Benefit Plans.

(c)                                  Acceleration of Vesting of Equity Awards.  Nothing in this Agreement will impair any rights that Executive has under any Restricted Stock Unit Award Agreements or Stock Option Agreements that provide for acceleration of vesting following a change in control of the Company.

5.2                                 Section 280G Limitation on Payments.  In the event that the payments and benefits provided for in this Agreement or otherwise payable to Executive constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code (the “Code”) and, but for this Section 5.2, would be subject to the excise tax imposed by Section 4999 of the Code, then:

(a)                                  Executive’s severance benefits will be either:  (1) paid and delivered in full, or (2) paid and delivered as to such lesser extent which would result in no portion of such severance benefits being subject to the excise tax under Section 4999 of the Code,  whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by Executive, on an after-tax basis, of the greatest amount of severance benefits, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code.

(b)                                 If a reduction in the severance and other benefits constituting “parachute payments” is necessary so that no portion of such severance benefits is subject to the excise tax under Section 4999 of the Code, the reduction shall occur in the following order: (1) reduction of the severance payments under Sections 5.1(a), and (2) reduction of continued employee benefits under Section 5.1(b). Unless the Company and Executive otherwise agree in writing, any determination required under this Section 5.2 will be made in writing by an independent firm (the “Firm”), whose determination will be conclusive and binding upon Executive and the Company for all purposes.  For purposes of making the calculations required by this Section 5.2, the Firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and Executive will furnish to the Firm such information and documents as the Firm may reasonably request in order to make a determination under this Section 5.2 prior to the date payments or benefits would otherwise become payable to Executive under this Agreement. The Company will bear all costs the Firm may reasonably incur in connection with any calculations contemplated by this Section 5.2.

6.                                       Release of Claims.  The receipt of any severance pursuant to this Agreement will be subject to Executive signing and not revoking a general release of claims in favor of the Company in substantially the form attached hereto as Exhibit A (the “Release”), provided that such Release becomes effective and irrevocable no later than 60 days following the termination date.

7.                                       No Obligation to Mitigate Damages; No Effect on Other Contractual Rights.

7.1                                 Executive shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for under this Agreement be reduced by any compensation earned by the Executive as the result of employment by another employer after the date of the termination of Executive’s employment with the Company, or otherwise.

7.2                                 The provisions of this Agreement, and any payments provided for hereunder, shall not reduce any amounts otherwise payable to Executive, or in any way diminish Executive’s existing rights under any Benefit Plan or Incentive Plan, or other written contract, plan or arrangement to which the Company and the Executive are parties.

8.                                       Section 409A.

8.1                                 Notwithstanding anything to the contrary in this Agreement, no severance or other benefits payable to Executive under this Agreement that constitute nonqualified deferred compensation (“Deferred Amounts”) for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the final Treasury Regulations promulgated thereunder (“Section 409A”), will be paid to Executive unless Executive’s termination of employment constitutes a “separation from service” within the meaning of Section 409A.  Each severance payment or other benefit payable under this Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

8.2                                 If Executive, at the time of Executive’s separation from service, is a “specified employee” as defined in Section 409A, then any Deferred Amounts otherwise payable to Executive within the first six (6) months following Executive’s separation from service will become payable in a lump sum upon the Company’s first regular payroll date that occurs on or after the date six (6) months and one (1) day following the date of Executive’s separation from service (the “Six Month Delay”).  All other Deferred Amounts, if any, payable to Executive after such six (6) month period under the terms of this Agreement will be payable in accordance with the payment schedule applicable to such payment or benefit under this Agreement.  Notwithstanding anything herein to the contrary, if Executive dies following Executive’s separation from service, but prior to the six (6) month anniversary of the separation from service, then any payments or benefits delayed in accordance with this paragraph will be payable in a lump sum within ten (10) business days after the Company receives notice of Executive’s death, and all other Deferred Amounts, if any, will be payable in accordance with the payment schedule applicable to such payment or benefit under this Agreement.

8.3                                 Notwithstanding anything to the contrary in this Agreement, any severance or other benefit payable to Executive under this Agreement that satisfies the requirements of the “short-term deferral” exception set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not be subject to the Six Month Delay set forth in Section 8.2 above.  In addition, any severance or other benefit payable to Executive under this Agreement that qualifies as a payment made as a result of an involuntary separation from service under Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Involuntary Termination Limit (as defined below) will not be subject to the Six Month Delay set forth in Section 8.2 above.  For purposes of this Agreement, the “Involuntary Termination Limit” means two (2) times the lesser of: (i) Executive’s annualized compensation based upon Executive’s annual rate of pay during the Executive’s taxable year immediately preceding the Executive’s taxable year of his or her separation from service, as determined under Treasury Regulation Section 1.409A-1(b)(9)(iii)(A)(1); or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Executive’s separation from service occurs.

8.4                                 The terms of this Agreement are intended to comply with the requirements of Section 409A so that none of the severance payments or benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Executive under Section 409A.

9.                                       Successor to the Company.

9.1                                 This Agreement will be binding upon and inure to the benefit of any successor of the Company.  For this purpose, “successor” means any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the equity securities, assets or business of the Company.  As used in this Agreement, “Company” shall mean the Company as hereinabove defined and any successor of the Company.

9.2                                 This Agreement shall be binding upon and inure to the benefit of Executive’s heirs, executors and legal representatives.  None of the rights of Executive to receive any form of compensation payable pursuant to this Agreement may be assigned or transferred except by will or the laws of descent and distribution. Any other attempted assignment, transfer, conveyance or other disposition of Executive’s right to compensation or other benefits will be null and void.

10.                                 Notices.  Any notice or other communication regarding this Agreement required to be given pursuant to the terms hereof shall be in writing and shall be deemed to be received by the party to whom it is addressed (i) on the actual date of delivery if personally delivered to such party; (ii) on the first business day after the notice or other communication is sent by a well established commercial overnight delivery service; and (iii) on the third business days following its deposit in the United States Mail, if sent by first class mail, postage-prepaid.  For purposes hereof, a notice delivered to the Company shall not be deemed delivered unless it has been addressed to the attention of the Chief Executive Officer of the Company.  The addresses of the parties hereto for purposes of notices hereunder are as follows:

The Company:	Ceradyne, Inc.
3169 Red Hill Avenue
Costa Mesa, CA 92626
Attention: Chief Executive Officer

The Executive:	at the last residence address known by the Company

Either party may change its mailing address for purposes of this Section 10, effective five business days after written notice of such change has been given to the other party in the manner provided herein.

11.                                 Amendments and Waivers.  No provisions of this Agreement may be amended, modified, waived or discharged unless such amendment, modification, waiver or discharge is set forth in a writing signed by Executive and by an authorized officer of the Company (other than Executive).  No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

12.                                 Severability.  In the event any provision of this Agreement shall be found to be unenforceable by a court of competent jurisdiction, such provision shall be deemed modified to the extent necessary to allow enforceability of the provision as so limited, it being intended that the parties shall receive the benefit contemplated herein to the fullest extent permitted by law.  If a deemed modification is not satisfactory in the judgment of such court, the unenforceable provision shall be deemed deleted and the validity and enforceability of the remaining provisions shall not be affected thereby.

13.                                 Governing Law; Legal Proceedings, Fees and Expenses; Waiver of Jury Trial.  This Agreement shall be governed by and construed in accordance with the laws of the State of California.  In the event any controversy, claim or dispute arises between the parties hereto relating to this Agreement, the California Superior Courts located in Los Angeles County and Orange County shall have exclusive jurisdiction over such controversy claim or dispute, and each party further agrees (i) to accept and not challenge the subject matter or the personal jurisdiction or the venue of such court, (ii) that it shall not assert the defense of forum non conveniens, and (iii) that it shall accept service of process in any such proceeding by registered or certified mail. TO THE MAXIMUM EXTENT PERMITTED BY LAW, EACH PARTY EXPRESSLY AND IRREVOCABLY WAIVES ANY RIGHT IT OR HE OR SHE MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY SUCH CONTROVERSY, CLAIM OR DISPUTE AND EXPRESSLY AND IRREVOCABLY AGREES THAT THE JUDGE SHALL BE THE SOLE TRIER OF FACT IN ANY SUCH PROCEEDING.  EACH PARTY IS AWARE THAT THE RIGHT TO A TRIAL BY JURY IS A CONSTITUTIONAL RIGHT AND REPRESENTS THAT SUCH PARTY IS HEREBY WAIVING SUCH RIGHT VOLUNTARILY AND WITH AN UNDERSTANDING OF THE CONSEQUENCES THEREOF.  In the event of a controversy, claim or dispute between the parties hereto arising out of or relating to this agreement, or the breach thereof, the prevailing party shall be entitled to recover its reasonable attorneys fees, expenses and costs incurred in any such action and any appeal therefrom.

14.                                 Entire Agreement.  This Agreement contains all of the terms agreed upon between the Executive and the Company with respect to the subject matter hereof and replaces and supersedes all prior or contemporaneous oral, written or implied agreements between the Executive and the Company with respect to such subject matter.

15.                                 Headings and Interpretation.  The headings set forth in this Agreement are for convenience only and shall not be used in interpreting this Agreement.  This Agreement has been drafted by legal counsel representing the Company, but Executive acknowledges that Executive has participated in the negotiations of its terms and has had an opportunity to review the Agreement and have it reviewed by his or her personal legal counsel, if desired, and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

16.                                 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

(signatures on following page)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

“COMPANY”		“EXECUTIVE”

CERADYNE, INC.

By:	/s/ Joel P. Moskowitz	/s/ Robert M. Miller
	Joel P. Moskowitz,	Robert M. Miller
Chief Executive Officer

(Signature page to Change in Control and Severance Agreement)

EXHIBIT A

RELEASE AGREEMENT

This Release Agreement (“Release”) is made and entered into by CERADYNE, INC., a Delaware corporation (“Company”) and ROBERT M. MILLER (“Executive”).

RECITALS

A.                The Company and Executive are parties to a Change In Control And Severance Agreement dated September 28, 2012 (“Severance Agreement”) pursuant to which Executive is eligible for certain severance pay and benefits from the Company in certain circumstances upon the cessation of Executive’s employment with the Company, provided Executive executes and delivers to the Company a suitable and valid release of all claims;

B.                  Executive’s employment with the Company has terminated under circumstances entitling Executive to the severance pay and benefits provided in the Severance Agreement; and

C.                  Executive now wishes to release all claims he or she may have against the Company in order to receive the severance pay and benefits under the Severance Agreement:

NOW, THEREFORE, the parties agree as follows:

1.                                       General Release of Claims:  In consideration for the severance pay and benefits to be provided to Executive under the Severance Agreement, Executive hereby fully and forever releases and discharges the Company and its parent, subsidiary, and affiliated entities, and each of their respective past, present, and future officers, directors, shareholders, employees, attorneys, accountants, insurers, consultants, administrators, agents, successors, and assigns (“Released Parties”) from any and all claims, demands, complaints, charges, causes of actions, contracts, promises, rights, or liabilities (“Released Claims”) that Executive or any domestic partner, spouse, dependent, or other person acting on Executive’s behalf now holds, or has held, or may hereafter hold, whether known or unknown, including but not limited to those relating to Executive’s employment by the Company or arising under any federal, State, local, or foreign law or regulation such as Title VII of the Civil Rights Act of 1964; the Civil Rights Act of 1966; the Americans with Disabilities Act; the Age Discrimination in Employment Act of 1967; Employee Retirement Income Security Act, or any applicable State or foreign law such as the California Fair Employment and Housing Act; California Government Code; California Unruh Civil Rights Act;, California Civil Code; California Labor Code; Georgia Fair Employment Practices Act; Kentucky Civil Rights Act; or Tennessee Fair Employment Practices Law, and any action based on contract, quasi-contract, implied contract, wrongful or constructive discharge, breach of the covenant of good faith and fair dealing, libel, slander, assault, battery, invasion of privacy, negligent or intentional infliction of emotional distress, discrimination on any basis prohibited by statute, ordinance, or public policy, negligence, interference with business opportunity or with contracts, or unfair insurance practices, and any other cause of action whatsoever which arose on or before the date of the execution of this Agreement; provided, however, that nothing in this Agreement shall release any claim or right held by Executive that under applicable law cannot be released by Executive.

2.                                       Unknown Claims:  Executive specifically intends that the release contained in this Agreement shall bar all Released Claims, including those which are currently unknown to Executive.  Executive understands and accepts the risk of later discovering a claim encompassed by the Released Claims which Executive did not know or suspect to exist, or which Executive could not have known or suspected to exist.  Executive hereby waives the protection of any federal, state, or local law that might otherwise preclude or limit Executive from releasing unknown claims, such as California Civil Code section 1542 which reads as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him must have materially affected him or her settlement with the debtor.”

3.                                       Age Discrimination Claims:  For purposes of the Older Workers Benefit Protection Act, 29 U.S.C. §626(f) and to assure that this Agreement bars any claims under the federal Age Discrimination In Employment Act or any comparable State, local, or foreign law as applicable, Executive acknowledges (i) that Executive has read this Agreement and understands that it bars all claims, including those for age discrimination; (ii) that the release of claims in this Release does not apply to claims based on events that occur after this Release takes effect; (iii) that Executive is receiving consideration that Executive is not otherwise entitled to from the Company; (iv) that Executive has been advised in writing to consult an attorney; (v) that Executive has been allowed at least twenty-one (21) days in which to decide whether to accept this Release; and (vi) this Release does not take effect until seven (7) days after Executive has signed it, during which time Executive may revoke acceptance by so notifying the Company and returning all consideration Executive may have received under this Release.

4.                                       No Assignment:  Executive represents that Executive has not transferred or assigned, or purported to transfer or assign, any Released Claim to any third party.  In the event any third party asserts such a Released Claim against any Released Party contrary to this Release, Executive shall defend, indemnify, and hold such Released Party(ies) harmless from all attorneys’ fees, costs, or other expenses incurred as a result of such purported assigned or transfer.

5.                                       Non-Disparagement:  Executive shall refrain from making any false or disparaging comments by any means and in any forum about the Company or any of the Released Parties, including but not limited to making such comments personally or anonymously to the press or media or posting them on any social media or other website.  Nothing in this Release shall preclude any person from providing truthful testimony or evidence when required by a lawful subpoena or court order.

6.                                       Reference Checks:  In responding to inquiries about Executive from prospective employers, the Company shall disclose only Executive’s title, dates of employment, and final rate of pay, provided Executive (i) refers all such inquiries to the attention of the Human Resources Department at the Company’s corporate offices in California, and (ii) provides the Company with a signed, written consent to the release of such information.

7.                                       Proprietary Information:  Executive shall not use or disclose any proprietary or confidential information belonging to the Company that is not generally known or readily accessible to the trade or public.  Any existing agreements between Executive and the Company concerning ownership of inventions, preservation of trade secrets, or other intellectual property rights shall remain in force according to their terms.

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8.                                       No Admission:  This Release embodies a mutual compromise that the parties have entered into for the purpose of achieving peace and avoiding the risk and expense of litigation.  Nothing in this Release shall be construed or offered as evidence of liability or wrongdoing by either party.

9.                                       Sound Mind:  Executive represents that Executive is of sound mind and not acting under duress or undue influence, and that Executive has read and understood this Release prior to signing.  Executive further represents that Executive has entered into this Release freely and voluntarily, with a full understanding of its force and effect including the general release of claims in this Release.  Executive acknowledges that Executive has been afforded an adequate opportunity to seek and obtain independent legal advice before signing this Release.

10.                                 Taxes:  All amounts paid under this Release shall be subject to income tax withholding and payroll deductions as determined by the Company in accordance with applicable laws.

11.                                 Severability:  The provisions of this Release are severable, and if any part of it is found to be unenforceable, the other paragraphs shall remain fully valid and enforceable.

12.                                 Attorneys’ Fees: If any legal action is necessary to enforce or interpret this Release, the prevailing party shall recover all costs and reasonable attorneys’ fees.

13.                                 Successors:  The terms of this Release shall inure to the benefit of and be binding upon the parties and their successors and assigns.

14.                                 Execution:  This Release and any amendment or supplement hereto may be executed in counterparts, and signature pages may be transmitted by fax, pdf, or other electronic means, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

15.                                 Amendments:  This Release can be modified or amended only in writing signed by both parties.

16.                                 Interpretation:  The language of this Release shall be construed as a whole according to its fair meaning and not strictly for or against either party hereto.

17.                                 Complete Agreement:  This Release, together with the Severance Agreement, contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, negotiations and other dealings between the parties.

Ceradyne, Inc.	Executive:

By:
Name:	Name: Robert M. Miller
Title:

Date: , 201	Date: , 201

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